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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                       Business Translation Services Inc.

                                (Name of Issuer)

                                  COMMON STOCK
                                  -------------
                         (Title of Class of Securities)

                                    12329W108
                                    ---------
                                 (CUSIP Number)

                          DCI Telecommunications, Inc.
                             488 Schooley's Mt. Road
                             Hackettstown, NJ 07840
                               Attn: John J. Adams
                               Phone: 908-684-8233

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 12, 2001
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934
(Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP NO. 12329W108               PAGE 2 OF 5 PAGES

1 NAME OF REPORTING PERSON:   DCI Telecommunications, Inc.
  I.R.S. IDENTIFICATION NO:   84-1155041

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [] (b)[]

3 SEC USE ONLY:

4 SOURCE OF FUNDS:  OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEMS 2(d) OR 2(e):  [ ]

6 CITZENSHIP OR PLACE OF ORGANIZATION: Incorporated in Colorado

      NUMBER OF          7    Sole Voting Power:
        SHARES                10,000,000 shares of Common Stock
     BENEFICIALLY
       OWNED BY          8    Shared Voting Power:
         EACH                 -0-
   REPORTING PERSON
         WITH            9    Sole Dispositive Power
                              10,000,000 shares of Common Stock

                         10   Shared Dispositive Power
                                       -0-

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
   10,000,000 shares of Common Stock

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES: [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  80.2%

14 TYPE OF REPORTING PERSON: CO

                                  SCHEDULE 13D


CUSIP NO. 12329W108             PAGE 3 OF 5 PAGES


THIS SCHEDULE 13D IS FILED ON BEHALF OF DCI TELECOMMUNICATIONS,
INC. (the Reporting Company).

ITEM 1. SECURITY AND ISSUER

This Schedule 13D related to shares of common stock, par value $.01 per share (the Common Stock) of Business Translation Services, Inc. (the Issuer).

The principal executive office and mailing address of the Issuer are 6462 City West Parkway, Suite 175, Eden Prarie, MN 55344, phone: (952) 943-9777


ITEM 2. IDENTITY AND BACKGROUND

Name:               DCI Telecommunications, Inc.
                    State of Incorporation:  Colorado

Business address:   488 Schooley's Mt. Road
                    Hackettstown, NJ 07840

Principal Business: Entertainment related business



ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The securities were acquired pursuant to a Share Purchase Agreement by and between Business Translation Services, Inc. (BTSV), the seller and DCI Telecommunications, Inc.(DCI), the buyer, whereby DCI purchased 10,000,000 shares of the issued and outstanding common stock of BTSV. This figure represents approximately 80.2% of the total 12,450,000 of the total and outstanding shares as of November 12, 2001.

                                  SCHEDULE 13D


CUSIP NO. 12329W108                    PAGE 4 OF 5 PAGES


ITEM 4. PURPOSE OF TRANSACTION

The Reporting Company acquired the shares of common stock of the Issuer pursuant to a Share purchase Agreement dated November 12, 2001 (reference Form 8-K dated November 12, 2001, as filed by the Reporting Company).


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

According to information furnished to the Reporting Company by the Issuer, there were 12,450,000 shares of common stock issued and outstanding as of November 12, 2001. Based on such information, the Reporting Company directly owns and has sole power to vote 10,000,000 shares of Issuer which represents 80.2% of the currently outstanding common stock of the Issuer, after giving effect to the issuance of the shares to the Reporting Company in this transaction.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER

N/A.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

1.1 Agreement, dated November 12, 2001 among Business Translation Services, Inc. and DCI Telecommunications, Inc. (reference Form 8-K dated November 12, 2001 as filed by the Reporting Company)

                                  SCHEDULE 13D


CUSIP NO. 12329W108                       PAGE 5 OF 5 PAGES



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: November 12, 2001         Signature: /s/ John J. Adams
                                Name: John J. Adams


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)



                                  Exhibit Index

1.1 Agreement, dated November 12, 2001 among Business Translation Services, Inc. and DCI Telecommunications, Inc. (reference Form 8-K dated November 12, 2001 as filed by the Reporting Company)



                                  End of Filing